

Mail Stop 4720

November 10, 2009

Via US Mail and Facsimile to (803) 641-3090

Roy G. Lindburg
Executive Vice President and Chief Financial Officer
Security Federal Corporation
238 Richland Avenue West
Aiken, SC 29801

> **Re:** **Security Federal Corporation**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **File No. 000-16120**

Dear Mr. Lindburg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief